

March 14, 2013

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re:** **Bauman Estate Planning, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed March 7, 2013**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed the amendment to your registration statement, and we have the following comments.

Form S-1/A Filed March 7, 2013

General

1. We have reviewed your response to prior comment one from our letter dated February 21, 2013. You disclose on page F-8 that your current fiscal year end is December 31; however, the Company Data section of your EDGAR profile indicates that your current fiscal year end is June 30. As previously requested, please revise the Company Data section of your EDGAR profile accordingly.

Capitalization, page 10

2. We have reviewed your response to prior comment two from our letter dated February 21, 2013. The amounts related to current assets and total stockholders' equity as presented here do not agree to the amounts presented on the face of your September 30, 2012 balance sheet. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

General

3. We have reviewed your response to prior comment three from our letter dated February 21, 2013. As we previously noted, your discussion of liquidity and capital resources as well as your results of operations on page 16 relates to the period ended June 30, 2012. Since you have now presented financial statements for the period ended September 30, 2012, please update the financial information presented in your MD&A to also be for the period ended September 30, 2012.

Financial Statements for the Period Ended September 30, 2012

Statements of Cash Flows, page F-16

4. Accounts payable totaled $615 as of December 31, 2011 and $0 as of September 30, 2012. As such, please help us understand why you have recognized an adjustment to accounts payable of $2,500 to reconcile net loss to net cash used by operating activities.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Harold P. Gewerter, Esq.